UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

Office Depot, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

676220106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,323,913
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,323,913
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,323,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,122,735
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,122,735
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,122,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,925,281
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,925,281
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,403,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,403,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,403,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,403,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,403,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,403,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,323,913
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,323,913
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,323,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,323,913
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,323,913
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,323,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,323,913
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,323,913
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,323,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,836
	8	SHARED VOTING POWER 46,323,913
	9	SOLE DISPOSITIVE POWER 45,836
	10	SHARED DISPOSITIVE POWER 46,323,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,369,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 46,323,913
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 46,323,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,323,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 46,323,913
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 46,323,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,323,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON T-S CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON DAVID SIEGEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 1,250
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT TELLES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”).  This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to read as follows:

The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 13,122,735 Shares beneficially owned by Starboard V&O Fund is approximately $25,297,208, excluding brokerage commissions.  The aggregate purchase price of the 2,925,281 Shares beneficially owned by Starboard S LLC is approximately $5,652,421, excluding brokerage commissions. The aggregate purchase price of the 1,403,200 Shares beneficially owned by Starboard C LP is approximately $7,292,267, excluding brokerage commissions. The aggregate purchase price of the 28,872,697 Shares held in the Starboard Value LP Accounts is approximately $63,990,493, excluding brokerage commissions.  The 45,836 Shares directly owned by Mr. Smith were granted to Mr. Smith by the Issuer in his capacity as a director of the Issuer.

The Shares purchased by T-S Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 100,000 Shares beneficially owned by T-S Capital is $422,253, excluding brokerage commissions.  The Shares owned directly by Mr. Siegel were purchased with personal funds in open market purchases.  The aggregate purchase price of the 1,250 Shares directly owned by Mr. Siegel is approximately $5,023, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 18, 2013, Starboard Value LP and its affiliates (collectively, “Starboard”) entered into a 10b5-1 Sale Plan Agreement with J.P. Morgan Securities LLC (“JPMS”), as modified by that certain Side Letter, dated September 9, 2014 (the “Trading Plan”).  The Trading Plan provided for the sale of up to 11,000,000 Shares in accordance with, among other things, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”).  On September 10, 2014, Starboard delivered written notice to JPMS of its election to terminate the Trading Plan, pursuant to the terms and conditions set forth in the Trading Plan.  Accordingly, the Trading Plan terminated effective September 10, 2014.  No sales of Shares were made by JPMS on behalf of Starboard under the Trading Plan.

Also, on September 10, 2014, Jeffrey C. Smith resigned from his position as a member of the Board of Directors of the Issuer.  Mr. Smith’s resignation was not related to any disagreement or dispute with the Issuer. A copy of the Issuer’s press release announcing Mr. Smith’s resignation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 676220106

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 537,575,688 Shares outstanding, as of June 28, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on September 9, 2014, Starboard V&O Fund beneficially owned 13,122,735 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 13,122,735
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,122,735
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on September 9, 2014, Starboard S LLC beneficially owned 2,925,281 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,925,281
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,925,281
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on September 9, 2014, Starboard C LP beneficially owned 1,403,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,403,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,403,200
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 676220106

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 1,403,200 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,403,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,403,200
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 1,403,200 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,403,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,403,200
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard Value LP

(a)
As of the close of business on September 9, 2014, 28,872,697 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 13,122,735 Shares owned by Starboard V&O Fund, (ii) 2,925,281 Shares owned by Starboard S LLC, (iii) 1,403,200 Shares owned by Starboard C LP and (iv) 28,872,697 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 46,323,913
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,323,913
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 676220106

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 13,122,735 Shares owned by Starboard V&O Fund, (ii) 2,925,281 Shares owned by Starboard S LLC, (iii) 1,403,200 Shares owned by Starboard C LP and (iv) 28,872,697 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 46,323,913
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,323,913
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 13,122,735 Shares owned by Starboard V&O Fund, (ii) 2,925,281 Shares owned by Starboard S LLC, (iii) 1,403,200 Shares owned by Starboard C LP and (iv) 28,872,697 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 46,323,913
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,323,913
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 13,122,735 Shares owned by Starboard V&O Fund, (ii) 2,925,281 Shares owned by Starboard S LLC, (iii) 1,403,200 Shares owned by Starboard C LP and (iv) 28,872,697 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 46,323,913
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,323,913
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 676220106

J.	Mr. Smith

(a)
As of the close of business on September 9, 2014, Mr. Smith directly owned 45,836 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 13,122,735 Shares owned by Starboard V&O Fund, (ii) 2,925,281 Shares owned by Starboard S LLC, (iii) 1,403,200 Shares owned by Starboard C LP and (iv) 28,872,697 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 45,836
2. Shared power to vote or direct vote: 46,323,913
3. Sole power to dispose or direct the disposition: 45,836
4. Shared power to dispose or direct the disposition: 46,323,913

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days.

K.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 13,122,735 Shares owned by Starboard V&O Fund, (ii) 2,925,281 Shares owned by Starboard S LLC, (iii) 1,403,200 Shares owned by Starboard C LP and (iv) 28,872,697 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 46,323,913
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 46,323,913

(c)	None of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

L.	T-S Capital

(a)	As of the close of business on September 9, 2014, T-S Capital beneficially owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	T-S Capital has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 676220106

M.	Messrs. Siegel and Telles

(a)
Each of Messrs. Siegel and Telles, as a managing member of T-S Capital, may be deemed the beneficial owner of the 100,000 Shares owned by T-S Capital. Mr. Siegel beneficially owns an additional 1,250 shares, individually.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,250 (Siegel)
2. Shared power to vote or direct vote: 100,000
3. Sole power to dispose or direct the disposition: 1,250 (Siegel)
4. Shared power to dispose or direct the disposition: 100,000

(c)	Neither of Messrs. Siegel or Telles has entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As disclosed in Item 4 above, Starboard entered into the Trading Plan with JPMS, which provided for the sale of up to 11,000,000 Shares in accordance with, among other things, Rule 10b5-1.  On September 10, 2014, Starboard delivered written notice to JPMS of its election to terminate the Trading Plan, pursuant to the terms and conditions set forth in the Trading Plan.  Accordingly, the Trading Plan terminated effective September 10, 2014.  No sales of Shares were made by JPMS on behalf of Starboard under the Trading Plan.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release, dated September 10, 2014.

CUSIP NO. 676220106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel and Robert Telles